Filed by: Cabot Oil & Gas Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cimarex Energy Co.

Commission File No. for Registration Statement
on Form S-4 filed by Cabot Oil & Gas Corporation: 333-257534

The following are excerpts from the transcript of Cabot Oil & Gas Corporation’s (“Cabot”) conference call on July 30, 2021 regarding Cabot’s second quarter 2021 earnings. The excerpts contain only those portions of the transcript relating to the proposed merger of Cabot and Cimarex Energy Co. (“Cimarex”).

Operator: Good morning, and welcome to the Cabot Oil & Gas Corporation Second Quarter 2021 Earnings Call and Webcast. [Operator Instructions]. I'd now like to turn the conference over to Dan O. Dinges, Chairman, President and Chief Executive Officer. Please go ahead.

Dan O. Dinges: Thank you, Phyllis, and good morning. Thank you for joining us today for Cabot's second quarter 2021 earnings call. As a reminder, on today’s call, we will make forward-looking statements based on our current expectations. Additionally, some of our comments will reference non-GAAP financial measures. Forward-looking statements and other disclaimers as well as reconciliations to the most directly comparable GAAP financial measures were provided in this morning's earnings release.

 . . .

I also want to provide a brief update on our pending merger with Cimarex as we are excited as ever about the compelling strategic and financial benefits of our merger and we continue to make progress towards closing the fourth quarter of 2021.

As I noted when announced the transaction in May, we carefully studied the long-term benefits of expanding geographically beyond the Marcellus Shale and adding more scale and balance to our operation. The pending merger will accelerate our strategy and create industry leading operator with geographic and commodity diversity, scale, financial strength to thrive in today's market and over the long-term across the commodity price cycles.

With the addition of Cimarex, all assets in the Permian and Anadarko Basins, to our natural gas assets in the Marcellus Shale, we will be a more resilient company with scale and strong positions in the premier oil and gas basins in the United States.

Together, we will have top quality assets and the lowest cost of supply profile relative to our upstream peers, which will facilitate free cash flow generation, shareholder value creation, and an accelerated return of capital to shareholders.

With our increased footprint, we will have complementary oil exposure with low-cost, high-margin assets, and we'll be positioned to capture opportunities from both near-term oil demand and long-term natural gas transition fuel demand.

Compared to Cabot standalone, the combined business will be able to return substantially more capital to shareholders, especially in light of the improvement in natural gas prices and, to a lesser extent, oil prices since the deal was announced in late May. This best-in-class capital profile return will be driven by:

•	a high-quality portfolio that delivers significant free cash flow through cycles;
•	a very low cost of supply through consolidation of Cabot and Cimarex top-tier teams and assets; and
•	a reduced cost of capital due to increased scale, a strong balance sheet and increased liquidity

In short, combining with Cimarex will create a clearly differentiated energy company with a strong financial foundation and the right assets, exposure, and capital allocation flexibility to deliver peer-leading capital returns while maintaining a strong balance sheet. As a stronger, more resilient company, we will be well-positioned to generate substantial free cash flow through commodity cycles facilitate, best-in-class capital returns and deliver enhanced shareholder value.

I would like to acknowledge the incredible work and dedication of our employees. I believe we have the best employees in the world, and I have been inspired by their commitment over the last year. To our Cabot employees, you have my deepest appreciation.

Looking ahead, we remain on track to close the transaction in the fourth quarter of 2021 shortly after receiving shareholder approval. We look forward to continuing to engage with our shareholders in the weeks ahead regarding the benefits of the pending merger.

This transaction builds on and accelerates the strategy we have been executing and I hope you will share our excitement and enthusiasm for the future. Together with Cimarex, we intend to deliver superior, long term value creation for our shareholder and our stakeholders. And, Phyllis, with that I will be more than happy to answer any question.

 . . .

Josh Silverstein, with Wolfe Research: Yes, thanks. Good morning guys. I just want to talk about the stock pricing and the forward curve. Your stock is down 12% over the past year, while the 2022 curve is now up about 35% over that time period.

I want to try to get aggressive given that dislocation that you’ve had that's out there right now, buy back your stock. Try to really take advantage of this environment as it seems like that's probably the only way to get this to close right now given some of the uncertainty around the transaction. So, just curious around that.

Dan Dinges: Yes. Josh, I'll let Scott respond to that. But we still have all the arrows in our quiver. And we are also certainly been disappointed with where our stock range is. But I'll let Scott handle that.

Scott Schroeder: Yes, Josh, I think it’s a very good point. And in normal circumstances―what I mean by normal circumstances would be Cabot standalone―that would be higher on the discussion list, particularly it would have been this week in our Board room and our Board meeting, especially with mass modeling, looking at the fact that we're looking at double the free cash flow generation in the second part of the year. Our standalone commitment to return 50% in cash. Still plenty of availability to make that.

What changes that dynamic is the announcement of the merger, but also all the things that we’ve laid in anticipation of the closing of the merger, the special dividend and those aspects. We want to make sure and manage our capital in this transitionary period so that when we come out together by the end of the year, early fourth quarter close, but by the time we reported at the end of the year, we're still as rock solid on the balance sheet.

This, as Dan said, will still be an arrow in the quiver. We have had a couple of shareholders talk to us about this in investor calls more recently. As you know, when you look back at us, it has been part of our dynamic and will continue to be part of the dynamic going forward. As you know, in the announcement, I am still in the same chair in the combined organization. So, I appreciate the question. Not the right time at the moment, but get past all the noise of the merger and I think it's definitely on the table for a big discussion.

Josh Silverstein: Got it. Thanks a lot. Yes, and I agree. I mean, I think this time could be higher with that the uncertainty of the transaction there. And then just on the free cash flow estimate that you've outlined for between and 2024, the $5.7 billion. Can you just talk about some of the assumptions behind that? How much comes from the Cimarex asset base versus your asset base? Or what are the assumptions around it? Are you guys basically in maintenance mode in Northeast PA. Any sort of assumptions around that would be helpful.

Dan Dinges: Well, Josh, our free cash flow, as we mentioned, I think, in the second half of the year is going to be say, double our first half of the year. And it’s just looking at what our capital program allocation is and looking at what we anticipate the realizations are going to be. And – it's – and I know your models out there are starting to pick up on that also. We still have a certainly a significant un-hedged volume and rolling into 2022. Looking at our forward curve on the 2022 free cash flow, which from our internal models is significantly better than we had started looking at it earlier in this year. So – but right now, our cash flow is designed on our expectations designed on the macro and our capital program that we've given guidance for.

 . . .

Doug Leggate, with Bank of America: Matt’s done a pretty good job explaining how you guys kind of led the charge on capital discipline during your tenure, Dan, so I congratulate you on that. But my second question, if I may, is really on the merger. Again for Cabot, this is clearly achieves a lot of things. The S-4 is now we can all see what happened, but I'm just curious to the extent you can share from the discussions you've had with your shareholders. Are you at all concerned about the pushback from Cimarex shareholders that are going to own a much gassier company and as the selling company did not run a process, or you can sound that I could get in the way of this closing, I'm just curious of your perspective on that.

Dan Dinges: So I am kind of constrained somewhat on the details of the merger, but I will say this, that we're combining these companies for the reasons that I outlined in my comments is going to be a much stronger company, more resilient company and position to drive the significant free cash flow across the cycles. We’re saying cycles right now where natural gas is having it another day in the sun and it’s enhancing the cashflow of Cabot.

And I think it's a benefit that those Cabot and in a combined world, it would be a benefit. So long-term, and you look at the natural gas as a dynamic energy product of the future. I don't know how you cannot embrace a combination that creates the resiliency and the type of company that we're going to have going forward with an extremely strong balance sheet and with a disciplined objective delivering significant free cash flow back to shareholders. So, I don't know how any shareholders could not be excited about the future of this combination

Doug Leggate: Yeah, I think, the issue is lots of industrial overlap. Dan, as I'm sure, you know, cause all of the above could have been achieved with a lot more synergies I think is the issue. But what I appreciate your comments and thanks so much for the answer.

 . . .

Neil Mehta, with Goldman Sachs: Yes, good morning team. Just want to follow-up on income supply as following the announcement of the acquisition. You talked about a variable dividend and you put out a reasonable P50 estimate of what you think is special or dividend could be. Can you talk about as you look at the forward curve into 2022, give us an estimate of what you think that variable dividend could look like next year?

Dan Dinges: I will say I think the variable dividend is going to look very good, in particular compared to the way it looked at the beginning of this year. However, I'll let Scott give us some color also.

Scott Schroeder: Yes. I mean, thanks, Neil. Remember, the variable dividend or we call the supplemental in ours was to return at least 50% of the free cash flow in cash back to shareholders. And that is memorialized going forward in the new company. So, obviously, in the new company going forward with the broader base, the broader commodity mix. Obviously, the higher realizations on the oil side, it's going to be fairly robust in terms of―I mean not only what's part of the variable, but the increase in the base dividend to the $0.50 level. It’s also been preannounced for the transaction.

So, but we've got to come together, put the models together, put combined guidance out in the new year, but I think it's safe to say that remember, the key point in that message was a minimum of 50% of free cash flow being returned in cash.

 . . .

David Heineken, with Pickering Energy Partners: Good morning, all. And thanks for taking question. I wanted to make sure that I'm thinking about one of the synergies of the merger correctly. So for state-alone Cabot, we had your cash taxes increasing overtime just given where you are and now particularly with the increase in commodity prices, just wanted to get some of your thoughts on deferred tax percentage. But then once you're merged, you get the benefit of the Cimarex NOLs. And if you could talk a little bit about how cash taxes change in the Cabot stand-alone. And then the new company that'd just be helpful to kind of quantify that benefit to you all?

Dan Dinges: Well, I have both Matt and Scott here, and we have all kinds of modeling run on all of that, even into the details, David, we can do once we get the all the shareholder approval.

David Heineken: Maybe just what your cash taxes would have been stand alone? Would be helpful, and then talk about post-merger.

Dan Dinges: Yeah, okay. Thanks, David.

Matthew Kerin: David, its Matt here. Yeah. We're currently 30% deferred this year, 70% current. And that continues to be the case season with this higher home environment that we're looking at today as we roll forward to 2022 and beyond, if we were stand-alone, we would see that number deferred start ticking down a little bit, especially in the 350 price environment. I know that's 20%, 25% next year, something along the line to 350. But it's obviously going to be very sensitive to movement in pricing. And obviously, what we're doing on front, where we're able to take advantage of IDCs.

David Heineken: Yes, this moving commodities makes this deal even better for you all as you get that benefit. So I was just trying to quantify it. That's helpful. Thanks all.

 . . .

Dan Dinges: Thank you, Phyllis, and thank you all for tuning in. We look forward to the future for Cabot and shareholders, and we're extremely excited about the combination with Cimarex, the quality of people they have, the asset quality they have. It's a bright opportunity for the future for both shareholder groups. And we are certainly committed to be able to deliver all that we've represented to deliver, if not more, once we obtain the shareholder approval and get closed in the early fourth quarter. So thanks again for your interest and we look forward to the next meeting we have. Thank you very much.

 . . .

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of federal securities laws. Words such as “anticipates,” “believes,” “expects,” “intends,” “plans,” “outlook,” “will,” “should,” “may” and similar expressions may be used to identify forward-looking statements. Forward-looking statements are not statements of historical fact and reflect Cabot’s and Cimarex’s current views about future events. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Cabot and Cimarex, including future financial and operating results; Cabot’s and Cimarex’s plans, objectives, expectations and intentions; the expected timing and likelihood of completion of the transaction; the expected timing and amount of any future dividend; and other statements that are not historical facts, including estimates of oil and natural gas reserves and resources, estimates of future production, assumptions regarding future oil and natural gas pricing, planned drilling activity, future results of operations, projected cash flow and liquidity, the achievement of synergies, business strategy and other plans and objectives for future operations. No assurances can be given that the forward-looking statements contained in this communication will occur as projected and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, without limitation, the ability to obtain the requisite Cabot and Cimarex stockholder approvals; the risk that an event, change or other circumstances could give rise to the termination of the proposed merger; the risk that a condition to closing of the merger may not be satisfied on a timely basis or at all; the length of time necessary to close the proposed transaction, which may be longer than anticipated for various reasons; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the risk that any announcement relating to the proposed transaction could have adverse effects on the market price of Cabot’s common stock or Cimarex’s common stock; the risk of litigation related to the proposed transaction; the effect of future regulatory or legislative actions on the companies or the industry in which they operate, including the risk of new restrictions with respect to well spacing, hydraulic fracturing, natural gas flaring or other oil and natural gas development activities; the risk that the credit ratings of the combined business may be different from what the companies expect; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; the volatility in commodity prices for crude oil and natural gas; the continuing effects of the COVID-19 pandemic and the impact thereof on Cabot’s and Cimarex’s businesses, financial condition and results of operations; actions by, or disputes among or between, the Organization of Petroleum Exporting Countries and other producer countries; the presence or recoverability of estimated reserves; the ability to replace reserves; environmental risks; drilling and operating risks; exploration and development risks; competition; the ability of management to execute its plans to meet its goals; and other risks inherent in Cabot’s and Cimarex’s businesses. In addition, the declaration and payment of any future dividends, whether regular base quarterly dividends, variable dividends or special dividends following completion of the proposed transaction, will depend on the combined business’ financial results, cash requirements, future prospects and other factors deemed relevant by the board of directors of Cabot (as then constituted). These risks, as well as other risks related to the proposed transaction, are described in the registration statement on Form S-4 and preliminary joint proxy statement/prospectus that was filed with the Securities and Exchange Commission (“SEC”) and the definitive joint proxy statement/prospectus if and when it becomes available in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to: (1) Cabot’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, which are available on Cabot’s website at www.cabotog.com/investor-relations and on the SEC’s website at http://www.sec.gov; and (2) Cimarex’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, which are available on its website at www.cimarex.com/investor-relations and on the SEC’s website at http://www.sec.gov.

Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Except to the extent required by applicable law, neither Cabot nor Cimarex undertakes any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, Cabot filed with the SEC a registration statement on Form S-4 on June 29, 2021, that includes a preliminary joint proxy statement of Cabot and Cimarex and that also constitutes a preliminary prospectus of Cabot. If and when the registration statement becomes effective and the joint proxy statement/prospectus is in definitive form, such joint proxy statement/prospectus will be sent to the stockholders of Cabot and Cimarex. Each of Cabot and Cimarex also intends to file other relevant documents with the SEC regarding the proposed transaction, including the definitive joint proxy statement/prospectus. The information in the preliminary joint proxy statement/prospectus is not complete and may be changed. This communication is not a substitute for the preliminary joint proxy statement/prospectus or registration statement or any other document that Cabot or Cimarex may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of Cabot and Cimarex. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS, THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS IF AND WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT CABOT, CIMAREX AND THE PROPOSED TRANSACTION. Investors and security holders are able to obtain free copies of the registration statement and preliminary joint proxy statement/prospectus and all other documents containing important information about Cabot, Cimarex and the proposed transaction, once such documents are filed with the SEC, including the definitive joint proxy statement/prospectus if and when it becomes available, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Cabot may be obtained free of charge on Cabot’s website at www.cabotog.com/investor-relations or by contacting Matt Kerin by email at matt.kerin@cabotog.com or by phone at 281-589-4642. Copies of the documents filed with the SEC by Cimarex may be obtained free of charge on Cimarex’s website at www.cimarex.com/investor-relations.

Participants in the Solicitation

Cabot, Cimarex and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Cabot, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Cabot’s proxy statement for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2021, and Cabot’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on February 26, 2021. Information about the directors and executive officers of Cimarex, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Cimarex’s proxy statement for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on March 26, 2021, and Cimarex’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on February 23, 2021. Investors may obtain additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction by reading the preliminary joint proxy statement/prospectus, including any amendments thereto, as well as the definitive joint proxy statement/prospectus if and when it becomes available and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the preliminary joint proxy statement/prospectus, and the definitive joint proxy statement/prospectus if and when it becomes available, carefully before making any voting or investment decisions. You may obtain free copies of these documents from Cabot or Cimarex using the sources indicated above.